Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

October 13, 2016

Item 3.	News Release

The press release was disseminated through the services of Marketwired.

Item 4.	Summary of Material Change

The Company announced that total production in the third quarter of 2016 from its six operating silver mines reached 4.5 million silver equivalent ounces. Total production consisted of 3.1 million ounces of silver, 14,452 ounces of gold, 8.0 million pounds of lead and 1.5 million pounds of zinc.

Item 5.	Full Description of Material Change

5.1           Full Description of Material Change

See Schedule “A” attached hereto.

5.2           Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 13, 2016

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York – AG	October 13, 2016
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Achieves New Record in Silver Production;
Produces 4.5 million Silver Eqv. Ounces in Third Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production in the third quarter of 2016 from its six operating silver mines reached 4.5 million silver equivalent ounces. Total production consisted of 3.1 million ounces of silver, 14,452 ounces of gold, 8.0 million pounds of lead and 1.5 million pounds of zinc.

“Higher silver grades, throughput rates and recoveries propelled silver production to a new Company record of over 3.1 million ounces during the quarter,” said Keith Neumeyer, President & CEO. “We saw significant grade improvements, particularly at Santa Elena, La Guitarra and San Martin, as a result of improved mine sequencing and dilution control. Due to the improved operational cash flows, we’ve significantly expanded our exploration programs resulting in 19 drill rigs currently active on our properties which will allow us to release updated Reserve and Resource estimates for Del Toro, La Parrilla and San Martin in the first quarter of 2017. At La Encantada, detailed engineering has been completed and furnace manufacturing has started for the construction of our new roasting circuit planned for final completion in the fourth quarter of 2017.””

Production Details Table:

	Q3	Q3	Y/Y	Q2	Q/Q
	2016	2015	Change	2016	Change
Ore processed/tonnes milled	838,233	675,032	24%	798,182	5%
Total production-ounces of silver equivalent	4,524,619	3,558,035	27%	4,681,608	-3%
Total silver ounces produced	3,114,627	2,593,309	20%	2,844,930	9%
Silver grade (g/t)	150	167	-10%	148	1%
Silver recovery (%)	77	72	7%	75	3%
Pounds of lead produced	8,038,206	8,743,453	-8%	8,825,234	-9%
Pounds of zinc produced	1,519,143	3,122,498	-51%	3,837,301	-60%
Gold ounces produced	14,452	4,434	226%	16,371	-12%

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 838,233 tonnes, reflecting a 5% increase compared to the previous quarter. In the month of August, processing rates at Del Toro, La Parrilla, San Martin and La Guitarra were affected by the heavy seasonal rains causing temporary clogging of ore in the crushing areas.

Average silver grades in the quarter increased to 150 g/t compared to 148 g/t in the previous quarter. Higher silver grades were achieved at Santa Elena, La Guitarra and San Martin due to improved mine sequencing and dilution control – however, offset by lower grades at La Encantada due to the blending of ore from old stopes, stockpiles and the recovery of pillars.

Combined silver recoveries averaged 77%, representing a 3% increase compared to the previous quarter. La Encantada, Del Toro, La Guitarra and Santa Elena all achieved higher silver recoveries during the quarter. Furthermore, silver recoveries at Santa Elena achieved a new operating record of 91% primarily due to the higher silver grades being mined from underground.

The Company's underground development in the third quarter consisted of 12,764 metres, reflecting a 9% increase compared to 11,738 metres completed in the previous quarter. The Company also completed 36,290 metres of diamond drilling in the quarter compared to 19,342 metres in the prior quarter, representing an 88% increase. A substantial portion of the current drilling and development is for the purpose of updating Mineral Reserves and Resources at Del Toro, La Parrilla and San Martin. Updated NI 43-101 Technical Reports for each of these three mining units are expected to be released in the first quarter of 2017.

Mine by Mine Quarterly Production Table:
	Ore	Tonnes	Silver Grade	Silver	Silver Oz	Gold Oz	Pounds of	Pounds of	Equivalent
Mine	Processed	per Day	(g/t)	Recovery %	Produced	Produced	Lead	Zinc	Silver Ounces
Santa Elena	241,996	2,630	95	91%	671,423	11,156	-	-	1,430,506
La Encantada	247,858	2,694	145	59%	685,478	35	-	-	687,841
La Parrilla	147,414	1,602	146	79%	547,913	296	2,129,908	1,519,143	739,026
Del Toro	86,646	942	195	82%	446,137	81	5,908,297	-	707,524
San Martin	75,228	818	246	84%	500,441	907	-	-	562,096
La Guitarra	39,092	425	252	83%	263,235	1,977	-	-	397,627
Total	838,233	9,111	150	77%	3,114,627	14,452	8,038,206	1,519,143	4,524,619

*Certain amounts shown in this news release may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $19.61 per ounce; Gold: $1,334 per ounce; Lead: $0.85 per pound; Zinc: $1.02 per pound.

At the Santa Elena Gold/Silver Mine:

  During the quarter, Santa Elena produced 671,423 ounces of silver and 11,156 ounces of gold for a total production of 1,430,506 silver equivalent ounces. Compared to the previous quarter, silver production increased 11% primarily due to an increase in grade and tonnage mined from the high grade Alejandra vein.
  During the quarter, the Company modified the production split between underground ore and the reprocessing of ore from the heap leach pad due to achieving higher production rates from the Alejandra vein. As a result, production of underground ore increased to a rate of 1,750 tpd while reducing heap leach production to 1,000 tpd. This improved run rate is expected to increase production due to the higher grades and recoveries of underground ore.

  The mill processed a total of 241,996 tonnes, consisting of 155,552 tonnes of underground ore and 86,444 tonnes from the above ground heap leach pad.
  Silver and gold grades of underground ore averaged 124 g/t and 2.0 g/t, respectively. Whereas silver and gold grades from the above ground heap leach pad averaged 43 g/t and 0.7 g/t, respectively.
  At the end of the quarter, total development of the new San Salvador ramp reached 1,070 metres, or 47% of a 2,300 metre development plan. The new ramp will connect to the Main Vein along level 575 by April 2017. Once the ramp is completed, it is expected to improve underground productivity by reducing trucking bottlenecks.
  A total of 2,444 metres of underground development were completed in the third quarter compared to 2,931 metres of development in the previous quarter.
  A total of 3,520 metres of exploration drilling was completed in the third quarter compared to 3,509 metres of drilling in the previous quarter. In October, the Company is expected to begin a 3,000 metre surface drilling program on the Ermitaño West property. Assay results from the drill program are expected to be completed by the end of the fourth quarter.

At the La Encantada Silver Mine:

  For the quarter, silver production reached 685,478 ounces representing a 10% increase over the previous quarter. The increase in production was primarily due to a 19% increase in tonnes milled offset by lower silver grades.
  Silver grades averaged 145 g/t during the quarter, or a 14% decrease compared to the prior quarter primarily due to the blending of ore from old stopes, stockpiles and the recovery of pillars.
  The roasting project advanced in the third quarter with the completion of the detailed engineering design of this new circuit. Site preparations and civil work are planned to start in the fourth quarter. The Company continues to anticipate completion of this circuit in the fourth quarter of 2017. Once in full production, the Company expects to recover an additional 1.5 million ounces of silver per year from the reprocessing of above ground tailings.
  A total of 519 metres of underground development were completed in the third quarter compared to 1,043 metres of development in the previous quarter. The decrease in development was primarily due to limited ventilation.
  A total of 3,681 metres were drilled in the third quarter, representing a 20% increase compared to 3,062 metres in the previous quarter.

At the La Parrilla Silver Mine:

  During the quarter, the flotation circuit processed 93,686 tonnes (1,018 tpd) with an average silver grade of 158 g/t and an 84% recovery while the cyanidation circuit processed 53,727 tonnes (584 tpd) with an average silver grade of 125 g/t and a 69% recovery for total production of 739,026 silver equivalent ounces.
  The Company is modifying the processing rates of oxides and sulphides in order to accommodate for higher production rates from the San Marcos mine along with lower sulphide base metal grades. Milling rates of oxide ore is increasing to 700 tpd (up from 500 tpd) along with a reduction of sulphide ore to 1,000 tpd (down from 1,200 tpd). The increase in oxide production is expected to improve the mill head grades and increase production of silver doré bars.
  The lead circuit processed an average lead grade of 1.3% with recoveries of 78% for total lead production of 2.1 million pounds, representing a 26% decrease compared to the previous quarter. The decrease in lead production was primarily attributed to an 18% decrease in processed ore due to the recent mill modifications.

  The zinc circuit processed an average zinc grade of 1.4% with recoveries of 53% for total zinc production of 1.5 million pounds, representing a 60% decrease compared to the previous quarter. The decrease in zinc production was primarily due to the lower circuit throughput and a 24% decrease in zinc grades.
  Underground development completed in the quarter totaled 2,612 metres compared to 1,834 metres developed in the previous quarter.
  A total of 5,115 metres were drilled in the third quarter, representing a 69% increase compared to 3,030 metres in the previous quarter.

At the Del Toro Silver Mine:

  For the quarter, Del Toro produced a total of 707,524 silver equivalent ounces representing a 4% increase in production compared to the prior quarter primarily due to higher throughput rates.
  Throughput rates were 7% higher compared to the previous quarter due to an increase in underground development in the San Juan and Perseverancia mines.
  Silver grades and recoveries improved during the quarter, averaging 195 g/t and 82%, respectively.
  Lead grades and recoveries averaged 5.0% and 66%, respectively, producing a total of 5.9 million pounds of lead, consistent with the previous quarter.
  Underground development completed in the quarter totaled 2,328 metres compared with 1,754 metres developed in the previous quarter.
  Total exploration metres drilled in the quarter amounted to 6,643 metres, representing a 101% increase compared to 3,306 metres drilled in the previous quarter.

At the San Martin Silver Mine:

  During the quarter, San Martin produced 500,441 ounces of silver and 907 ounces of gold for a total production of 562,096 silver equivalent ounces. Silver production increased 22% compared to the prior quarter primarily due to a 12% increase in silver grade and an 8% increase in tonnes milled.
  Silver grades and recoveries averaged 246 g/t and 84%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.4 g/t and 85%, respectively. The higher silver grades were primarily the result of higher production rates from the Rosarios and Veladora veins.
  Detailed engineering work for the installation of the tailings filter presses were completed during the quarter. Ground preparations including the installation of the foundations are expected to begin in late October. The filter presses, which are designed to recover and re-use solution and to save on water consumption, are expected to be installed and undergo testing in the first quarter of 2017.
  Following successful lab tests, the Company is planning to install oxygen injectors and lead nitrate into the processing leach tanks over the next six months. Lab results indicate the potential for a 2% increase in metallurgical recoveries by using these reagents.
  Underground development completed in the third quarter totaled 2,807 metres compared with 2,524 metres of development in the previous quarter.
  Total metres drilled in the third quarter amounted to 7,817 metres, representing an 89% increase compared to 4,137 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

  During the quarter, La Guitarra produced 263,235 ounces of silver and 1,977 ounces of gold for a total production of 397,627 silver equivalent ounces. Silver production increased 28% compared to the previous quarter primarily due to an 11% increase in silver grades and a 12% increase in tonnes milled.
  Silver grades and recoveries improved during the quarter, averaging 252 g/t and 83%, respectively. In addition, gold grades and recoveries averaged 2.0 g/t and 78%, respectively.
  Approximately 31% of the production ore came from the Coloso area and the remaining 69% was extracted from the La Guitarra area.
  During the quarter, underground development continued to advance towards the Soledad 1 and 2 veins. These high-grade parallel veins were recently discovered following successful exploration from both underground and surface drilling. The Soledad veins are approximately 150 metres SW from the recently intersected Nazareno vein.
  A total of 2,055 metres of development were completed in the third quarter compared to 1,652 metres of development in the previous quarter.
  Total metres drilled in the quarter amounted to 9,515 metres, representing a 314% increase compared to 2,298 metres drilled in the previous quarter. The increase in exploration drilling is in preparation of the upcoming mine expansion to 1,000 tpd.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2015, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.